Apollo Hospitals
CHENNAI
touching lives

Date : August 1, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

07025938

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Apollo Hospitals Enterprise Limited (AHEL) have been in negotiation with British American Investment Co (Mauritius) Ltd (BAI) for associating in a Joint Venture for setting up a multi speciality hospital on a state land provided by Government of Mauritius. The Joint Venture Company, British American Hospitals Enterprise Limited (BAHEL) has been formed and Joint Venture Agreement between AHEL, BAI, BAI Medical Centres Limited (BMCL), subsidiary of BAI and the said BAHEL has been entered into on 31st July 2007 in this regard. AHEL will be holding 26% of the total equity capital of Joint Venture Company and the balance 74% will be held by BMCL.

Please take note of the same in your records.

PROCESSED
AUG 15 2007
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

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IS/ISO 9001 : 2000

Apollo Hospitals
CHENNAI
touching lives

Date : July 26, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Unaudited Financial Results for the quarter ended 30th June 2007.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 23rd July 2007, we have published the Unaudited Financial Results for the quarter ended 30th June 2007 in "The Economic Times" on 25th July 2007 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

The Economic Times

25/07/07

Apollo Hospitals Enterprise Limited

Apollo Hospitals

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results for the Quarter ended 30th June 2007

(Rs. in Millions)

Sl.No.	Particulars	Unaudited Quarter Ended 30.06.2007	Unaudited Quarter Ended 30.06.2006	Audited Year Ended 31.03.2007
1	Income from Services	2,498	2,041	8,910
2	Other Income	96	11	85
	Total Income	2,594	2,052	8,995
3	Total Expenditure			
	a. Increase/Decrease in Stock in trade	-	-	-
	b. Material consumption	1,282	1,033	4,551
	c. Staff Cost	349	290	1,278
	d. Other expenditure	97	92	365
	e. General Administrative Expenses	292	262	1,202
	f. Selling and Distribution Expenses	39	12	96
4	Interest	35	29	164
5	Depreciation	83	74	308
6	**Profit(+) / Loss(-) before Extraordinary Item & tax (1+2-3-4-5)**	417	260	1,031
7	**Extraordinary Item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd.)**	-	-	325
8	**Profit(+) / Loss(-) before tax (6+7)**	417	260	1,356
9	Provision for Taxation			
	Current	105	75	288
	Previous	-	-	33
	Deferred	9	10	20
	Fringe Benefit Tax	3	2	14
10	**Net Profit (+) / Loss(-) (8-9)**	300	173	1,001
11	Paid-up equity share capital (Face value Rs. 10/- per share)	516	506	516
12	Reserves excluding Revaluation Reserves (Year End)	-	-	7,017
13	EPS for the period for the year to date and for previous year			
	Before Extraordinary Item			
	Basic	*5.80	*3.42	13.26
	Diluted	*5.64	*3.35	13.04
	After Extraordinary Item			
	Basic	*5.80	*3.42	19.53
	Diluted	*5.64	*3.35	19.32
14	Aggregate of Non Promoters shareholding (# #)			
	(a) Number of Shares	29,976,742	29,864,294	29,942,892
	(b) Percentage of Shareholding	58.05	59.02	57.99
	* Not Annualised			

Total Public Shareholding as defined under clause 40A of the listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2007

(Rs. in Millions)

Sl.No.	Particulars	Unaudited Quarter Ended 30.06.2007	Unaudited Quarter Ended 30.06.2006	Audited Year Ended 31.03.2007
1.	Segment Revenue (Net Sales / Income from each segment)			
	a) Healthcare services	2,103	2,041	7,598
	b) Retail Pharmacy	395	-	1,313
	c) Others	96	11	85
	SUB - TOTAL	2,594	2,052	8,996
	Less : Intersegmental Revenue	-	-	1
	Net Sales / Income from Operations	2,594	2,052	8,995
2.	Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)			
	a) Hospital division	355	278	1,131
	b) Retail Pharmacy	1	-	(11)
	c) Others	96	11	75
	d) Extraordinary Item (Profit on sale of Investment)	-	-	325
	SUB - TOTAL	452	289	1,520
	Less : (i) Interest (Net)	35	29	164
	(ii) Other un-allocable expenditure Net of un-allocable income	-	-	-
	Total Profit Before Tax	417	260	1,356
3.	Capital Employed (Segment Assets-Segment Liabilities)			
	a) Hospital Division	7,978	7,078	7,065
	b) Retail Pharmacy	451	-	382
	c) Others	259	963	1,520
	TOTAL	8,688	8,041	8,967

Notes:

1. The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 23rd July 2007
2. Information on Investor Complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 30th June 2007

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 31st March 2007	Received during the quarter	Disposed off during the quarter	Lying unresolved as on 30th June 2007
Nil	56	56	Nil

3. Previous year figures have been regrouped wherever necessary

By Order of the Board
for **APOLLO HOSPITALS ENTERPRISE LIMITED**

DR. PRATHAP C REDDY
Executive Chairman

Place : Chennai
Date : 23rd July 2007

BEST AVAILABLE COPY

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